FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com

82-1711

04045457

FOSTER'S
GROUP
Inspiring Global Enjoyment

ıformation as released to
- Australian Stock Exchange.

With Compliments
Fosters Brewing

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Foster's Group Limited	**49 007 620 886**

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	**On market**
2	Date Appendix 3C was given to ASX	**22-Dec-03**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	25,123,008	650,000
4	Total consideration paid or payable for the shares	115,049,279	3,059,816

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: 4.75 date: 28/6/2004 lowest price paid: 4.33 date: 6/4/2004	highest price paid: 4.72 lowest price paid: 4.68 highest price allowed under rule 7.33: 4.97

dlw 10/18

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	174,226,992

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 28/9/2004
Robert Dudfield – Assistant Company Secretary

Print name: ....

== == == == ==

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Foster's Group Limited	**49 007 620 886**

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	**On market**
2	Date Appendix 3C was given to ASX	**22-Dec-03**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	25,773,008	261,000
4	Total consideration paid or payable for the shares	118,109,095	1,226,700

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: 4.75 date: 28/06/2004 lowest price paid: 4.33 date: 6/04/2004	highest price paid: 4.70 lowest price paid: 4.70 highest price allowed under rule 7.33: 4.97

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	173,965,992

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 29/9/2004
Robert Dudfield – Assistant Company Secretary

Print name: ....

== == == == ==

Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

FOSTER'S
GROUP

Inspiring Global Enjoyment

29 September, 2004

New Packaging Facility for Wolf Blass Winery

Foster's Group Limited (Foster's) today announced its decision to proceed with the development of a purpose-built bottling and warehousing operation adjacent to the Wolf Blass Winery in the Barossa Valley, South Australia.

The company intends to develop a high speed bottling facility, with initial capacity of 10 million cases per annum. Capital expenditure associated with the project is estimated at $69 million, with commissioning and full operation expected by June 2006.

The development of the facility forms part of the supply chain efficiency initiatives announced as part of the Beringer Blass Wine Trade Operational Review on 8 June 2004. The new facility will consolidate the majority of Beringer Blass' Australian wine production and packaging to the Wolf Blass winery.

The development will result in lower production costs through use of advanced technology, significantly improved flexibility in production scheduling and through reduced freight distances and stock carrying costs. Once construction is completed, the new facility will replace capacity at operations at Merbein and Smythesdale in Victoria. The commitment to this project forms part of the delivery of the estimated cost savings from the Wine Trade Operational Review of between $60 million per annum by F07 increasing to about $85 million per annum by F09.

The new facility will provide a flexible, scaleable packaging platform, representing a "best in class" packaging and warehousing cost structure. Some of the features of the facility include:

- High speed bottling capability for packaging still table wines and sparkling wines.
- Modular, scaleable design to a potential capacity of over 24 million cases per annum.
- An integrated, semi automated warehousing facility with a capacity for 20,000 pallets of finished goods.
- Utilisation of a range of leading supply chain technologies and automation, relating to areas such as storage and retrievals systems, case picking, and bottling line changeover .
- Robotic equipment for packaging multi-packs, mini-packs and other packaging configurations for both the Australian and overseas markets.
- Storage and temperature controlled storage for bottle aging and museum stock.

Beringer Blass Wine Estates Managing Director – Asia Pacific, Anthony Davie, said: "The decision to commit to development of this new packaging and warehousing facility further leverages the scale, capacity and efficiency of the Wolf Blass winery. In addition to providing a highly efficient, low cost packaging facility, the configuration of the new facility will contribute to the Group's revenue and earnings generation initiatives by allowing greater innovation in packaging, enabling Beringer Blass to have greater flexibility in developing pack types, sizes and wrapping."

The development will also result in significant environment benefits. A 66% reduction in total freight kilometres for the movement of dry goods and finished wine is expected to have significant environmental benefits, while the new facility will incorporate many advanced features to increase water and power efficiency.

Media
Lisa Keenan
Tel: +61 3 9633 2265
Mob: 0409 150 771

Investors
Michael Roberts
Tel: +61 3 9633 2273
Mob: 0418 263 199

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

FOSTER'S
GROUP
Inspiring Global Enjoyment

29 September 2004

Foster's Prices US$300 million 144A issue

Foster's Group Limited today announced that it has successfully priced a US$300 million offering of 4.875% notes due October 1, 2014. The 10-year offering was priced at a spread of 88 basis points over the benchmark 10 year US Treasury or a re-offer yield of 4.884%.

The securities were issued by Foster's wholly owned subsidiary, Foster's Finance Corp. and are fully and unconditionally guaranteed by Foster's Group Limited. The issue is rated Baa1 by Moody's and BBB+ by Standard & Poor's.

The net proceeds from the offering of the notes will be used to repurchase some or all of the company's US$200 million 6.75% Notes due 2005 and up to €120 million of the company's €300 million 5.75% Medium Term Notes due 2005, the tender of which was advised to the market on 24 September 2004.

The note offering is a further step in the Group's previously announced intention to restructure a portion of its interest rate and debt maturity profile.

This announcement does not constitute an offer of securities for sale in Australia, the United States, or any other jurisdiction. Any securities described in this announcement may not be offered or sold in the United States absent registration under the US Securities

Media
Lisa Keenan
Tel: +61 3 9633 2265
Mob: 0409 150 771

Investors
Michael Roberts
Tel: +61 3 9633 2273
Mob: 0418 263 199

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Foster's Group Limited	**49 007 620 886**

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	**On market**
2	Date Appendix 3C was given to ASX	**22-Dec-03**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	26,034,008	350,378
4	Total consideration paid or payable for the shares	119,335,795	1,652,914

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: 4.75 date: 28/6/2004 lowest price paid: 4.33 date: 6/4/2004	highest price paid: 4.72 lowest price paid: 4.71 highest price allowed under rule 7.33: 4.96

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	173,615,614

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 30/9/2004
Robert Dudfield – Assistant Company Secretary

Print name: ....

== == == == ==

Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com

FOSTER'S
GROUP

Inspiring Global Enjoyment

30 September 2004

Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
Sydney NSW 2000

Notification of Cancellation of Shares

In accordance with Listing Rule 3.8A, we attach a copy of form 484 lodged with ASIC today.

Robert Dudfield
Assistant Company Secretary

Australian Securities &
Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Changes to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
FOSTER'S GROUP LIMITED

ACN / ABN
007 620 886

Corporate Key

Lodgment details

Who should ASIC contact if there is a query about this form?

Name
George Sakoufakis

ASIC registered agent number (if applicable)
7717

Telephone number
(03) 9633 2109

Postal address
Level 5, 77 Southbank Boulevard
SOUTHBANK, VIC 3006

Total number of pages including this cover sheet
3

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

certify that the information in this cover sheet and the attached sections of this form are true and complete

Name
ROBERT KEITH DUDFIELD

Capacity
☐ Director
☒ Company secretary

Signature
R K Dudfield

Date signed
30 / 09 / 2004
D M Y

Lodgment

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841
Or lodge the form electronically by visiting the ASIC website www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email: info.enquiries@asic.gov.au
Web www.asic.gov.au

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide a full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete

Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). **Completion of this table is optional**

	C1 – Cancellation of shares	C2 – Issue of shares	C3 – Change to share structure table	C4 – Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☐ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☒ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.
To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares – **S.254J**
- ☐ Redeemed out of profits
- ☐ Redeemed out of proceeds of a fresh issue of shares

Capital reduction – **S.256A – S.256E**
- ☐ Single shareholder company
- ☐ Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back – **S.257H(3)**
- ☐ Minimum holding buy-back by listed company
- ☒ Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

☐ orfeited shares – **S.258D**

Shares returned to a public company – **ss.258E(2) & (3)**
- ☐ Under section 651C, 724(2), 737 or 738
- ☐ Under section 1325A (court order)

☐ **Other**

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)
ORD	3,257,371	$ 15,086,628

arliest date of change

lease indicate the earliest date that any of the above changes occurred

30 / 09 / 2004
D M Y

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Foster's Group Limited	**49 007 620 886**

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	**On market**
2	Date Appendix 3C was given to ASX	**22-Dec-03**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	26,384,386	800,000
4	Total consideration paid or payable for the shares	120,988,710	3,793,077

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: 4.75 date: 28/6/2004 lowest price paid: 4.33 date: 6/4/2004	highest price paid: 4.75 lowest price paid: 4.73 highest price allowed under rule 7.33: 4.95

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	172,815,614

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 1/10/2004
Robert Dudfield – Assistant Company Secretary

Print name: ....

== == == == ==

77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

FOSTER'S
GROUP
Inspiring Global Enjoyment

1 October 2004

Companies Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Document to be sent to shareholders

In accordance with Listing Rule 3.17, we attach a copy of a newsletter that will be sent to shareholders.

Robert Dudfield
Assistant Company Secretary
Foster's Group Limited

Foster's NEWS



Letter from the CEO



Dear Shareholder

Welcome to the latest issue of Foster's News.

Since commencing as Chief Executive in April this year, I have had the opportunity and pleasure to speak with and meet a range of people of key importance to Foster's – our employees, customers, shareholders and suppliers.

I have been overwhelmingly impressed by the goodwill expressed towards Foster's and the recognition of its clear strengths as a premium beverages company, based on its brands, market position and commitment to delivering high quality beverage products.

I also recognise the concern that Foster's has not delivered the appropriate level of shareholder wealth, despite its inherent strengths.

My focus is clearly upon delivery in this area.

I have stated some of my main priorities as CEO in the following ways:

- To maintain the momentum in our domestic multi-beverages company – Carlton & United Beverages (CUB). CUB has delivered excellent results in fiscal 04 and has the ability to deliver sustainable earnings growth.
- To deliver upon the commitments made as part of the Wine Trade Operational Review in June (please refer to accompanying article) to improve the financial performance and returns of this business. Foster's has an excellent premium wine business, but through a combination of tough market conditions, especially in the US, and some operational shortcomings, we have not optimised the performance.
- To identify opportunities to generate higher value from the Foster's Lager brand internationally. Foster's position as the number 7, and fastest growing international beer brand is exceptional – our challenge is to use the strength of this brand to build a greater financial contribution to the Group.
- To better utilise the intellectual, market and consumer insights across the Group to deliver consumer solutions in the beverages category.

A number of key activities are underway:

- Jamie Odell, Chief Operating Officer Global Trade, BBWE, and his team is committed to the achievement of the improved financial performance of BBWE.
- John Murphy has been appointed Managing Director of CUB. He and his team are building upon our undoubted strength in domestic beer through product development and innovation and customer service.
- We have strengthened our organisational capabilities, with several key appointments.
- We have maintained our focus on returning to shareholders funds in excess of immediate requirements. During fiscal 04, over 10% of shares on issue were bought back. In addition, the Directors have announced a full year franked dividend of 19.25 cents per share, up 2.7% on the previous year.

Be assured of the commitment and enthusiasm of myself, my colleagues of the Foster's leadership team and the broader Foster's organization to continuing to deliver not only a superior range of alcohol beverages but also superior financial returns.

Trevor O'Hoy

TREVOR O'HOY
President and Chief Executive Officer

FOSTER'S GROUP

INSIDE:

New MD for CUB 2

Global Wine Review Outcomes 2

FY2004 Results 3

Tapping into Water Savings 4

Foster's **NEWS** is published by:

Foster's Investor Relations
77 Southbank Boulevard
Southbank VIC 3006

Tel: +61 3 9633 2773
Web: www.fostersgroup.com

Production:
Blueprint Communications



New MD for CUB

John Murphy was appointed Managing Director of CUB, Foster's Australian-based multi-beverage business, on 13 April 2004. He brings to the role more than 24 years' experience in the Australian alcohol beverage industry, a passion for innovation and a strong focus on earnings growth.

Since joining CUB in Brisbane in 1980, John has progressed through a wide variety of management and leadership roles across finance, administration, operations, procurement and sales and marketing, located across Australia.

Most recently, he was Vice President Marketing and Sales where he was responsible for integrating CUB's marketing and sales functions to improve tactical execution and speed to market. He also enhanced the effectiveness of CUB's marketing and sales spend, including the rationalisation of sponsorship expenditure and the redirection of funds to brand building, innovation and consumer advertising.

In fiscal 2004, John and the CUB team delivered impressive profit growth despite volume decline in some categories, reflecting effective marketing and promotional spend, a disciplined approach to costs and success in growing the multi-beverage portfolio.

When named as the new Managing Director, he said it was a great honour to be appointed to lead CUB through its next phase of growth.

"My vision is to build a consumer-led, customer-driven business, in every sense of the word," he said. "A key focus will be to continue to expand CUB's multi-beverage portfolio to ensure the business delivers consistent earnings growth."

In his first five months as CUB Managing Director, John Murphy has begun achieving these aims by:

- appointing a new leadership team which is focused on developing consumer and customer solutions;
- changing the name of the business from Carlton & United Breweries to Carlton & United Beverages, to reflect its multi-beverage positioning;
- establishing 'iNova', an innovation team that will focus on expanding markets and developing new products, while seeking synergies across Foster's other major business divisions; and,
- working in conjunction with Beringer Blass Wine Estates to oversee the highly successful launch of value table wine brand, Half Mile Creek. Produced by BBWE, Half Mile Creek is the first wine to be sold through CUB's extensive distribution network, selling more than 80,000 cases since May 31.



Outcomes of Global Wine Review Announced



The Wolf Blass Winery in SA's Barossa Valley is one of the world's most efficient wineries, producing wine from $5 to over $150 per bottle.

In June, Foster's announced the outcome of a comprehensive review of its global Wine Trade business. This business produces and distributes around 16 million cases of bottled wine internationally. Its main markets are the United States, Australia and UK/Europe.

The Review was initiated in January 2004, under the direction of Jamie Odell (Chief Operating Officer Global Trade, BBWE), in response to more competitive wine industry conditions, particularly in North America. Significant oversupply of wine, increased discounting by the industry and the emergence of new market participants (including "Extreme Value Wine") led to lower earnings for BBWE in the US, as well as increased inventory of both finished wine and grape supply in excess of forecast requirements.

The main initiatives announced as part of the review included:

- Substantially increased investment in brand development and marketing, new product development and innovation
- Measures to better align current and future supply with expected demand
- A range of initiatives to reduce costs and improve the capital returns of BBWE

Clear financial performance measures have been set for BBWE, including:

- Generating double digit earnings growth from F06 (with F05 being a year of increased marketing investment)
- Returning margins (EBITAS[1]/net sales revenue) for the total Wine Trade business from the current 21.6% to mid 20s over the next five years
- Improving operating cashflow to EBITDAS[2] from the current 69% level to between 70% and 80%.
- Delivering a significant improvement in return on capital employed from the current 6.6% to low double digit returns by F09.

Implementation of the Wine Trade Review initiatives has commenced and shareholders will be advised of progress in improving the performance of the Beringer Blass business. Further information on the Wine Trade Review is available on the Foster's website: www.fostersgroup.com

1. Earnings before interest, tax, amortisation, significant items and SGARA
2. Earnings before interest, tax, depreciation, amortisation, significant items and SGARA

Lensworth to be Divested

Foster's has appointed external advisers to commence the divestment of its residential property business, the Lensworth Group, with the aim of maximising value for shareholders. While a highly successful and high returning business, Lensworth is a non-core asset within Foster's premium branded beverages model. Employing about 100 people, Lensworth is a leader in developing major broadacre urban sites, and is currently developing major communities in Queensland, New South Wales, Victoria and South Australia.

Foster's 2004 Full Year Results

On August 24, Foster's announced its annual results for the 12 months to 30 June 2004.

Reported net profit after tax was $799.3 million, an increase of 73% on the prior year. The result included net significant items of $329.9 million after tax associated with the gain on the disposal of Australian Leisure and Hospitality (ALH), partially offset by a write-down in the carrying values of some assets, predominantly wine inventories. Normalised net profit after tax[1] increased by 1.5%.

A summary of results for the year ended 30 June 2004 is contained in the following table. For more information on the full year results, visit the Foster's website at www.fostersgroup.com

Results Summary	FY04 $m	FY03 $m	Change %
Net Profit after Tax	799.3	462.9	72.7
Net significant items (after tax)	329.9	(105.2)	
Normalised Net Profit after Tax	549.2	541.1	1.5
Normalised Operating Cash Flow[2]	564.4	450.0	25.4
Reported EPS (cents)	38.6	22.3	73.1
Normalised EPS (cents)	26.5	26.2	1.1
Final dividend per share	10.5	10.5	-
Total annual dividend per share	19.25	18.75	2.7

EBITAS Summary[3]	FY04 $m	FY03 $m	Change %
CUB	520.1	474.8	9.5
BBWE	291.7	428.8	(32.0)
FBI	43.6	39.4	10.7
Property	49.8	28.6	74.1
Corporate	(59.6)	(56.2)	6.0
EBITAS - Continuing Operations	845.6	915.4	(7.6)
Discontinued Operations - ALH[4]	39.5	122.3	
EBITAS - Total	**885.1**	**1,037.7**	**(14.7)**

Notes

1. Normalised net profit excludes amortisation, SGARA, significant items and discontinued operations (primarily ALH). SGARA is the Australian accounting standard AASB 1037 "Self Generating and Re-Generating Assets"
2. Normalised operating cashflow is operating cashflow excluding significant items and other one-off transactions
3. EBITAS is earnings before interest, tax, amortisation, significant items and SGARA
4. Contribution from ALH prior to separation via public float on 7 November 2003

Highlights

- **CUB delivered an excellent operating performance with a 9.5% increase in EBITA across the total CUB beverages portfolio (beer, spirits & cider). The improved result was driven by price, product mix and disciplined cost control in its beer business, and by increased volumes in non beer alcohol brands, Ready to Drink (RTD), cider and wine.**
- **Foster's Brewing International (FBI) EBITA increased by 10.7% to $43.6 million, a strong result driven by volume growth at just over 9%. Foster's brand volumes were up 8.5% on the prior year.**
- **BBWE's EBITAS declined 32.0% to $291.7 million. The decline was due mainly to a reduced contribution from the North American Trade business - through a combination of market and supply induced factors, operational execution and deliberate decisions emanating from the Wine Trade Review. Trade Europe, Clubs and Services also contributed lower earnings. The BBWE earnings decline was partly offset by a strong result from the Asia Pacific Trade business.**
- **Lensworth generated EBITA of $49.8 million, up 74.1%. Stronger earnings reflect the mix of properties available for sale during the year, as well as the strong Australian residential property market.**
- **Net profit after tax from the sale of the ALH business was $551.9 million.**
- **Capital management activities continued during F04 with over 10% of shares on issue bought back.**
- **Directors declared a fully franked final dividend of 10.5 cents per share, which took the total dividend for the year to 19.25 cents, up 2.7% on F03.**

Outlook

- **While FGL's goal is to deliver sustainable earnings growth above 10% - on a normalised basis for EPS - this is expected to be achieved in F06 rather than F05. Fiscal 05 will constitute a year of consolidation, one with increased investment in brand marketing and new product development. The Group expects to achieve moderate - that is, below 10% - normalised EPS growth in F05.**

Fiscal 05 will constitute a year of consolidation, one with increased investment in brand marketing and new product development.

Shareholder Information

Share Registry contact details

Foster's Share Registry is managed by Computershare.

Callers inside Australia:
Tel: 1300 134 708
Fax: (03) 9473 2469

Callers outside Australia:
Tel: +61 3 9415 4022
Fax: +61 3 9473 2469

Postal address:
Computershare Investor Services Pty Limited
GPO Box 2975
Melbourne VIC 3001

Key Dates

Final Dividend Payable
1 October 2004

Annual General Meeting
25 October 2004

Half Year Results Announced
8 February 2005*

Interim Dividend Payable
4 April 2005*

End of Financial Year
30 June 2005

** Dates subject to confirmation*



Pictured at the Wolf Blass Winery's water supply, Production Director Alan Edward says the winery's commitment to water reduction has paid off.

Foster's taps into ways to reduce water

As part of their corporate social responsibility to the environment, Foster's beer and wine businesses are making substantial progress towards reducing water usage.

While each of CUB's established breweries has made reductions, the redevelopment of the Yatala brewery in Queensland has allowed for new environmental standards to be set.

The $170m capital project (due to be completed in early 2005) has included the design and installation of a new water management system that will allow Yatala to double its brewing capacity without increasing its consumption of water.

The system reuses the site's treated trade waste discharge for other non-brewing uses, including flushing, rinsing, cooling and garden sprinklers.

The site is also working with local authority, Gold Coast Water, on ways to further reduce water usage and incorporate the brewery's expansion into the region's overall water and wastewater strategy.

Beringer Blass Wine Estates has implemented a strategy which has reduced water usage across its Australian vineyards by an average of 40% over four years.

Part of a wider environmental management system, this has been achieved by gradually reducing watering of the vines, while closely monitoring water distribution, application efficiency, tonnes of fruit and water loss.

Group Vineyards Director, Vic Patrick, said BBWE had been influenced by the best international programs including the New Zealand Sustainable Winegrowing Scheme and the Californian Code of Sustainable Winegrowing Practice.

Water savings are also being achieved in the wineries' production areas. For example at BBWE's largest winery, Wolf Blass in SA's Barossa Valley, new methods to reduce water usage, such as a pigging system of wine transfer which relies on a silicon "pig" rather than the traditional water transfer concept of pushing wine through fixed lines, are being implemented.

Measures such as this have reduced water usage by 35%, with the amount of water used to make one litre of wine dropping from 2.34 litres to 1.53 litres in the 18 months to May 2004.

New Online Service for Foster's Shareholders

Foster's new Online Share Registry is now available.

This service provides personalised shareholder information such as:
- Your current shareholding and market price,
- Your dividend payment or reinvestment history,
- Your most recent shareholder statement,
- Your electronic communication preferences, and
- Downloadable forms.

Help us reduce printing and mailing costs by logging in now and changing your 'Electronic Shareholder Communications' preferences to email notification for the following:
- Annual Report
- Newsletter
- Company Announcements
- Shareholder Statements

To access the registry you will need your unique holder number and postcode. Go to www.fostersgroup.com and click on the Shareholder Services icon.